Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

UPDATE

ANNOUNCEMENT IN

RELATION TO

THE RESUMPTION COMPENSATION AGREEMENT

IN RESPECT OF STATE-OWNED LAND USE RIGHTS

Reference is made to the announcements (the “Announcements”) of Guangshen Railway Company Limited (the “Company”) dated December 27, 2017, April 19, 2018, and June 2, 2020 in relation to, among other matters, the entering into of the Resumption Compensation Agreement and the Supplement Agreement by the Company in respect of the resumption by GLDC of land use rights over the Land. Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meaning as those defined in the Announcements.

On November 12, 2020, the Company signed the Land Handover Confirmation with GLDC and the Other Vendors. According to the Land Handover Confirmation, the conditions required for the handover of the Land proposed for resumption are fulfilled pursuant to the Resumption Compensation Agreement, and the GLDC agreed to take over the Land in accordance with the agreed standards and conditions.

The Compensation Amount Payable to the Company is tentatively calculated to be RMB1,202,857,029.41 pursuant to the Supplement Agreement. After deducting costs relating to, among others, land book value, demolition and scrapping, boundary surveying and mapping, land consolidation, environmental protection and assessment, and fencing and guarding, the Company expects to record a profit before tax of no less than RMB1,100 million for the transaction contemplated under the Resumption Compensation Agreement and the Supplemental Agreement (the “Transaction”). After signing of the Land Handover Confirmation, the Transaction will satisfy the revenue recognition conditions under applicable accounting standards and will have a positive impact on the operating results of the Company for the current year. However, given the gains from the Transaction will be recognized as a non-operating profit and loss item, it will not affect the performance of the principal railroad businesses of the Company.

The tentative calculations and expectations above were made based on the assumption that the Resumption Compensation Agreement and the Supplemental Agreement would be performed in accordance with their respective terms and also on the understanding of the PRC tax policy (including land appreciation tax). Shareholders, investors, and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

November 12, 2020

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Guo Xiangdong

Non-executive Directors

Guo Jiming

Wang Bin

Zhang Zhe

Independent Non-executive Directors

Frederick Ma Si-Hang

Tang Xiaofan

Qiu Zilong